EXHIBIT 2.1


                            ASSET PURCHASE AGREEMENT

between

Uwe Gissemam and
Dirk Knoblauch doing business as
PLUG'N PLAY COMPUTERBERATUNG GBR,
with liability limited to the business assets, Scharnweberstrasse 43,
10247 Berlin

                                                     - hereinafter "Sellers" -

and the

ONTRACK DATA INTERNATIONAL, INC.
6321 Bury Drive, Suites 13-21,
Eden Prairie, MN 55346
USA

                                                   - hereinafter "Purchaser" -

who have concluded the following Agreement:

                                    PREAMBLE

The Sellers have developed the software "TIRAMISU" to provide the reconstruction of a file system that is no longer accessible by reason of a system or application error. Through this software it is possible for the user to recreate most of the original files which were once present from currently existing file system information that is only partially accessible. The software can be down-loaded as a demo-version from the internet free of charge and allows the user to test the software in order to find out the extent to which the lost data can be recovered. The demo-version shows the user in addition what quality he can expect from the reconstructed files. Upon payment of a license fee, the user of the demo-version receives from the Sellers an authorization code which converts the demo-version into a version which permits the copying of the reconstructed files onto a safe medium. The software "TIRAMISU" is available for hard disk drives in versions for FAT 16, FAT 32, Netware, NTSF (1-4). In addition the Sellers have developed the software program "Dolly" which permits

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the physical copying of an entire hard disk drive. It is suitable for duplication of hard disks or as a method for fast copying of mechanically damaged hard disks for later reconstruction through the software "TIRAMISU". Purchaser is an American corporation which, among other areas, is active in the preservation and retrieving of data, data search software, anti-virus programs and other data recovery services. The Sellers intend to transfer the assets (but not the liabilities) of the business (Plug'n Play Computerberatung GbR, hereafter "business") with the software developed by them inclusive of the source codes and all programs and information connected therewith to the Purchaser. The Purchaser has acquired the products from the Seller for consideration, has examined and tested same and has decided in favor of the acquisition of the business assets (but not the liabilities) of the Sellers.

The parties hereby agree as to the following:


                            ss 1 SUBJECT OF PURCHASE

1. Sellers are proprietors of the registered German trademark, "TIRAMISU", registration number 397 26 132 at the German Patent and Trademark Office, valid in Germany for computer programs in Class 9.

2. The Sellers sell the source code for all versions of the program "TIRAMISU" and "Dolly", as well as the firm name Plug'n Play and all "Stand-Alone" or "Delphi-Versions" of the license key generator. The definition and the application area of the software is found in Attachment 1. The definition and the scope of the source codes are found in Attachment 2. The sale of the source codes includes all necessary rights, products and developments.

3. The Sellers sell to the Purchaser in connection with the software programs "TIRAMISU" and "Dolly", together with the respective source codes, all assets which are listed in Attachment 3.

4. The Sellers sell to the Purchaser all trade receivables of the business as of the Transfer Date.


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5. Sellers hereby transfer to Purchaser all of their intellectual property rights and expectancies or such rights of Plug'n Play Computerberatung GbR, including the rights to file applications and the rights from filed applications, as well as all of the use-rights connected herewith. Sellers hereby transfer to Purchaser all of their rights in connection with their business to utilize copyright and industrial property rights, particularly their rights on patent protection. The transfer of these rights is not limited to any territory.

6. According to the information Sellers have or should have at Closing of this Purchase Contract, the protected rights are not and are not expected to be challenged, there are no other reasons for cancellation or invalidity of the protected rights, and the protected rights or their use do not infringe rights of third parties.


                                  ss 2 TRANSFER

1. The Sellers assign herewith their trademark rights in ss 1 (1) to the Purchaser.

2. The transfer of the rights in ss 1 includes all the documentation concerning the trademark in ss 1, in particular the trademark registration patent, as well as all agreements which have been concluded with third parties as to the trademark in ss 1. The Sellers grant as of the signing of this Agreement, a separate written consent (Attachment 4) for the registration of the Purchaser as the legal successor in the trademark register and shall sign the formal declaration provided by the German Patent and Trademark Office for the transfer of rights to a trademark. The Sellers shall provide to the Purchaser all information requested as to the prior use of the mark in ss 1 and will also provide to the Purchaser at its request any existing evidence as to such use.

3. The Sellers warrant:

a) that they do not know of any rights of third persons which restrict the right to use the mark in ss 1 or that can be the basis for deletion of the mark and that no proceedings for deletion of the


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mark are currently pending;

b) that they have not licensed the mark in ss 1 to any third party.

The Purchaser is informed that the trademark right has a term which expires in the year 2007.

4. As of the date of the signature of this Agreement, the Sellers shall no longer distribute any products with the trademark in ss 1 and shall no longer use that mark. They agree not to challenge the transferred trademark and not to otherwise cause or support any such attack against the validity of the mark.

5. The Sellers transfer all rights in and to the software "TIRAMISU" and "Dolly", to the Purchaser, including the source codes and the web addresses:

         http://ourworld.compuserve.com/homepages/data_recovery;

         http://www.recovery.de;

         data_recovery@compuserve.com.

The Purchaser will assume the www.address pursuant to ss 11 of this Agreement. The other addresses will be attempted by the parties to be assigned to the Purchaser. ss 11 applies.

6. The Sellers and the Purchaser agree that all assets listed in Attachment 3 become the property of the Purchaser as of the Transfer Date (ss 3 hereof).

7. The Sellers are obligated to cooperate and to take all necessary steps and to sign all documents necessary to effect and formalize the assignments and transfers contemplated herein. The obligation of cooperation begins as of the Transfer Date and is further detailed in Attachment 5.

8. The Sellers assign hereby all existing trade receivables of the business to the Purchaser, which accepts this assignment. Payments (electronic or check) from the Transfer Date belong to the


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Purchaser.


                               ss 3 TRANSFER DATE

The parties hereto agree that the provisions of ss 1 and ss 2 of this Agreement become effective as of December 22, 1998, 24:00 o'clock (hereinafter "Transfer Date"). As of the Transfer Date all the tangible assets which have been sold are transferred into the Ownership and possession of the Purchaser as well as the use of all intangible rights under ss 1.


                               ss 4 PURCHASE PRICE

1. The purchase price amounts to DM 3,500,000. (in words: Three Million Five Hundred Thousand German Marks).

2. The parties agree that the transfer of the assets and rights provided for in ss 1 and ss 2 of this Agreement is a non-taxable transfer pursuant to ss 1 (1a) UStG (VAT Law) and thereby no value added tax is owed or is to be withheld. Should it, however, later be determined that the transfer as contemplated herein is subject to the value added tax, the Purchaser is hereby obligated to pay such value added tax in addition to the purchase price.

3. The purchase price is to be paid in the following installments:

     a. 10% of the purchase price is due as of the date of signing of the Agreement.

     b.   40% of the purchase price is due as of the Transfer Date.

     c. 50% is due on the work day after completion of the transition schedule set forth in Attachment 5, but no later than January 31, 1999.


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4.       The purchase price installments are to be paid in equal amounts to:

   -     Uwe Gissemann, account no. 1302 9733 Volksbank Berlin, BLZ 100 900 00
   -     Dirk Knoblauch, account no. 5360 8006, Direktanlagebank, BLZ 701 204 00

The Purchaser shall provide through its German subsidiary a bank guarantee from Commerzbank AG Stuttgart as to the installment payment under ss 4 (3) (c). The bank guarantee shall be similar to that in Attachment 7.

         5. If the payment of the first installment of the purchase price according to para. 3 a) b) has not been made by December 31, 1998, the Sellers have the right to withdraw from this Agreement or to damages from the Purchaser for non-performance up to an amount of DM 100,000 or as to a higher proven amount. As to the installment payment under ss 4 (3) (c) the Purchaser can offset claims that have arisen by the due date thereof which may arise under ss 613a BGB for the former employee, out of the property transfer (ss 419 BGB) and any deficiency in reaching the minimum planned revenues of DM 900,000 in the calendar year 1998. The Sellers are obligated, should they make a claim under the bank guarantee and they know or have reason to know that the Purchaser has a right to offset, to refund to the Purchaser that corresponding amount within three banking days.

6. If the Purchaser is delinquent in paying any part of the purchase price, the overdue balance of the purchase price bears interest from the due date until payment at an interest rate which corresponds to the quoted FIBOR rate, for three month obligations as of the due date, plus 3 percentage points.


                             ss 5 OUTSTANDING ORDERS

1. The Purchaser agrees to assume and to fulfill the outstanding orders of the Sellers for "TIRAMISU" and "Dolly" existing as of the Transfer Date and to perform same upon the same


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agreed terms and conditions to the extent that the Sellers have not performed the services or made the deliveries as of the Transfer Date.

2. As of the Transfer Date, the Purchaser shall conduct the business in its own name and for its own account. To the extent that the Purchaser takes over contracts, it shall perform thereunder for its own account and shall free the Sellers from all prospective obligations under such contracts unless these obligations arise from the actions or failure to act of the Sellers which lead to claims for damages.


                      ss 6 TRANSITIONAL PERIOD, ASSISTANCE

1. The transfer of the software program "TIRAMISU" and "Dolly" shall be handled according to the agreed transitional phase in Berlin as agreed by the parties in Attachment 5. The language for instruction as to the business operations shall be in German.

2. The Sellers agree that commencing as of the date of signing the Agreement, they shall continue to conduct the business operations as before and in the existing premises but in the name and for the account of the Purchaser for an interim period of no longer than to January 15, 1999. The Sellers furthermore assure their full cooperation in the transfer of all knowhow and information required for continuing such business operations.

3. The Purchaser is obligated to cooperate as provided in Attachment 5 to assure the proper and successful transfer of information within the scope and time period agreed. Should the Purchaser continue to use the existing premises beyond the transfer period, it shall be required to pay for such use after January 15, 1999. In no event can the existing premises be used after June 30, 1999. By this date the Purchaser must have found substitute premises.

4. Should Sellers, individually or collectively violate their obligation to cooperate as agreed in


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Attachment 5, the Purchaser has the right to warn the breaching Seller(s) and to demand that the work resume on the following workday. Should the breaching Seller(s) not respond to this demand, the Purchaser, if not itself in breach, is entitled to liquidated damages from the Sellers in an amount of DM 5,000 per day for each day in which the Seller(s) has failed to fulfill its obligations for the transition. With the conclusion of the transition phase under Attachment 5, each party is excused from further cooperation and performance.

5. The Purchaser has as a customer itself acquired a license for the use of the software "TIRAMISU" and "Dolly". The Purchaser knows thereby the scope of the services provided to Internet users upon their acceptance of the offer of the Sellers. The Purchaser had sufficient opportunity to test the software "TIRAMISU", which it intends to acquire, and to research and to review same. Furthermore, the Purchaser knows the circumstances which led the Sellers to develop and produce the software which is to be acquired. The Purchaser knows in particular the circumstances that led the Sellers not to prepare any documentation or manuals during the course of its development of the software.

6. At the beginning and during each phase of the transition period, the contractual parties shall prepare a protocol which documents the cooperative efforts made by each party as well as the equipment utilized for that portion of the transition.


                           ss 7 LIABILITY, WARRANTIES

1. The Sellers accept joint and several liability to the Purchaser that the following are true as of the Transfer Date:

a. The Sellers have the right to freely dispose of the assets described in ss 1 and ss 2 of this Agreement without requiring the consent of third parties and without infringing on the rights of any third parties. The Sellers possess the legal and economic ownership to all assets and rights to be sold


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pursuant to ss 1 and ss 2 of this Agreement which are free from encumbrances of any kind as well as being free from rights in favor of third parties.

b. The Sellers warrant the existence of the rights in ss 1 of this Agreement within the meaning of ss 437 BGB (German Civil Code). The Purchaser confirms that the Sellers have informed it that they have made no special investigation as to possible rights of third parties that may conflict with those rights described in ss 1 of this Agreement.

2. The parties hereto agree that defects in the development of software, even under application of the greatest care, cannot be fully excluded. As to the trademark in s 1 of this Agreement, the Sellers are only liable in cases in which the rights of third parties existed as of the date of the conclusion of this Agreement and that the Sellers knew or had reason to know of such rights of third parties. The Sellers provide no warranties beyond those expressly stated in this Agreement and any liability is limited to the amount of the purchase price (ss 4 (1)).

3. The Purchaser has in cooperation with the Sellers in the course of a shortened due diligence reviewed the conditions affecting the acquisition of the business of the Sellers and declares that it has made use of its rights of examination and consultation during the negotiations leading to this Agreement.

4. The Sellers are not liable for a claim by Purchaser which arise because of the transfer of the source codes without documentation asserted. Purchaser declares that the production of the documentation shall be performed during the course of the transition phase (ss 6).


                           ss 8 ACQUISITION OF ASSETS

The Sellers warrant that the acquisition of the assets sold to the Purchaser is not a transfer of assets within the meaning of ss 419 BGB. The Sellers shall hold Purchaser harmless from any claims made.


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                              ss 9 CONFIDENTIALITY

1. All confidential information concerning the rights under ss 1 of this Agreement belong as of the Transfer Date to the Purchaser.

2. The contractual parties obligate themselves to treat all information that has become available to them in conjunction with this Agreement which were designated as confidential or which otherwise in consideration of all circumstances are recognizable as comprising business or operational secrets of the Sellers are to be held secret and, to the extent not required in order to fulfill the purpose of this Agreement, are not to be copied, given to others or utilized.

3. The Purchaser shall assure that its employees and consultants which are active on its behalf shall not themselves use, transfer or otherwise make unauthorized copies of such information.

4. Publication of the conclusion of this Agreement will be made by the parties only upon mutual consent.


                              ss 10 NON-COMPETITION

1. The Sellers obligate themselves individually for the period of 2.5 years after the Closing Date to avoid any competition with the Purchaser or any of its subsidiaries in the areas of data recovery services

data recovery-software

data diagnostic software for storage media

media data conversion services (not software)

remote virus cleaning

computer evidence (forensic) services

computer evidence (forensic) software


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hard disk drive installation software

As a breach of this obligation would be, in particular, any of the following activities as to the above described business areas:

   -     Own activities (whether exercised directly or indirectly);

   - Business activities for companies which are active in the foregoing areas ("competitors");

and

   - Other direct or indirect support of competitors through advice and counsel.

The non-competition clause extends geographically throughout the territory of the European Union, the United States and Canada and applies as well to the supply of any of the above mentioned services through the Internet or other electronic media.

2. As consideration for this non-competition clause is the purchase price paid to the Sellers pursuant to ss 4 (1).

3. For every individual incident of breach of the non-competition provisions by an individual Seller, that individual Seller shall pay to the Purchaser liquidated damages in the amount of DM 70,000. If the non-competition violation continues despite a written warning by the Purchaser, further liquidated damages shall be payable in an amount of DM 50,000 for each beginning month of that continuation. The Purchaser reserves its right to claim additional compensation for damages as well as its right for injunctive relief against activities in breach of this non-competition provision.


                    ss 11 ASSIGNMENT/ASSUMPTION OF CONTRACTS

1. The Purchaser assumes the rights and obligations under all contracts (but only as to such contracts) listed in Attachment 7 hereto which as of the Transfer Date are included in the business of the Sellers and releases the Sellers from any further obligation thereunder, other than for payment


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for past services rendered thereunder.

2. To the extent that the assumption of the contracts above require the consent of third parties, the parties hereto shall cooperate in obtaining such consent. If the consent is not possible or does not appear appropriate or is not granted, the contractual parties shall conduct themselves and proceed as though the transfer of the contract as of the Transfer Date had been effective.


                              ss 12 CUSTOMER LISTS

The Sellers shall provide to the Purchaser an invoice and customer databank in dBase-format which contains the data as to all customers of the Sellers (since July 1996). Upon written request of the Purchaser, the Sellers shall prepare an extract therefrom of all relevant data as to the customers of the Sellers who have either accepted data recovery services or have purchased the software program "TIRAMISU". The files contain data on some 3,200 customers and contains the material customer data. In addition, the Sellers shall provide to the Purchaser at its request a collection of customer letters and thank you letters in the form of e-mails as to the software "TIRAMISU" which the Purchaser may use for purposes of advertising, press releases or documentation purposes.


                                 ss 13 EMPLOYEE

The Sellers have no employees. For this reason there is no assumption of any employees by the Purchaser as otherwise required under ss 613a BGB. Should any claim be asserted thereunder by any person, Sellers shall hold Purchaser harmless from possible claims.


                       ss 14 NON-ASSUMPTION OF LIABILITIES


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The Purchaser as of the Transfer Date assumes none of the liabilities of the
Sellers. The liabilities which arose prior to the Closing Date shall be paid by the Sellers. The Sellers obligate themselves to hold the Purchaser harmless from all claims which are based upon liabilities which arose prior to the Transfer Date.


                               ss 15 MISCELLANEOUS

1. Amendments and modifications of this Agreement, including this provision is required to be in writing. This applies as well as to any waiver of the requirement for the written form.

2. Should a provision of this Agreement be ineffective or void in whole or in part, the validity and enforceability of all other provisions of this Agreement shall not be affected thereby. The ineffective or void provision is to be replaced with a valid provision which most nearly approximates the economic intention of the parties.

3. In the event of disputes as to provisions agreed by the parties under ss 10 of the contract and under Attachment 5 are subject to binding arbitration. Arbitration shall be under the rules of the German Institution for Arbitration ("DIS"). Referrals to the Courts are hereby excluded. The location shall be Berlin, substantive law shall be that of Germany, and unless the parties otherwise agree, there shall be three judges. The language of the proceedings shall be in English and in German, but the arbitral award need only be in German. The Arbitration Court may only be called upon if after 14 days no settlement of the dispute between the parties can be reached.

4. This Agreement is subject to the law of Germany. In the event of a legal dispute between the parties in conjunction with this Agreement, the parties agree to the exclusive venue of Berlin.

Berlin, the ____ day of December 1998      Berlin, the ____ day of December 1998


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-----------------------------------         ------------------------------------
Uwe Gissemann Dirk Knoblauch                Mike Rogers, Chairman and CEO
also on behalf of Plug'n Play               Ontrack Data International, Inc.


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